China Clean Energy Inc.
Jiangyin Industrial Zone, Jiangyin Town
Fuqing City, Fujian Province
People’s Republic of China 350309

June 8, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: John Hartz, Bret Johnson and Terence O’Brien

Re:	China Clean Energy Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 File No. 0-53773

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call Rick Werner of Haynes and Boone, LLP, counsel to the Company, at 212-659-4974.

Sincerely,

CHINA CLEAN ENERGY INC.

By:	/s/ Tai-Ming Ou
Name: Tai-Ming Ou
Title: Chief Executive Officer